As filed with the U.S. Securities and Exchange Commission on June 2, 2022
Registration Nos. 333-264319
and 333-264319-01
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 2
TO
FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CLECO POWER LLC	CLECO SECURITIZATION I LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)
Louisiana	Louisiana
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
1-05663
(Commission File Number)
0000018672	0001910923
(Central Index Key Number)	(Central Index Key Number)
72-0244480	87-4333832
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)
2030 Donahue Ferry Road Pineville, Louisiana 71360-5226 (318) 484-7400 (Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	505 Cleco Drive, Office Number 16 Pineville, Louisiana 71360 (318) 484-4183 (Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)
Jeremy Kliebert
Vice President Corporate Development and
Associate General Counsel
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With Copies to:
Timothy S. Taylor Clinton W. Rancher Jamie L. Yarbrough Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 (212) 309-1000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Amendment No. 2 to the Registration Statement on Form SF-1 (File Nos. 333-264319 and 333-264319-01) of Cleco Power LLC and Cleco Securitization I LLC is an exhibits-only filing being made solely to include an amended Form of Indenture between Cleco Securitization I LLC and the Trustee (including the forms of the storm recovery bonds and form of Series Supplement), filed herewith as Exhibit 4.1, an amended Form of Servicing Agreement between Cleco Securitization I LLC and Cleco Power LLC, as Servicer, filed herewith as Exhibit 10.1, the Form of Opinion of Phelps Dunbar, L.L.P. with respect to U.S. constitutional matters and Louisiana constitutional matters, filed herewith as Exhibit 99.2, and the Consent of Manager Nominee, filed herewith as Exhibit 99.3. This Amendment No. 2 does not modify or amend any provision of the prospectus constituting Part I or the other Items of Part II of the registration statement. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.
1

PART II

Information Not Required in Prospectus
Item 12.	Other Expenses of Issuance and Distribution
The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.
Securities and Exchange Commission registration fee	$39,397.50
Printing expenses	55,000.00
Trustee fees and expenses	50,000.00
Legal fees and expenses	4,200,000.00
Accounting fees and expenses	250,000.00
Rating Agencies’ fees and expenses	685,000.00
Structuring agent fees and expenses	500,000.00
Miscellaneous fees and expenses	1,205,602.50
Total	$6,985,000.00
Item 13.	Indemnification of Directors and Officers
CLECO SECURITIZATION I LLC
Article IV of the issuing entity's Articles of Organization, as amended to date, and Article VII of its Limited Liability Company Operating Agreement, as amended to date, provide that the management of the issuing entity is vested in its managers.
Article V of the issuing entity's Articles of Organization, as amended to date, provides that except as otherwise provided by the Louisiana Limited Liability Company Law (“LLLCL”) and except as otherwise characterized for tax and financing reporting purposes, the debts, obligations and liabilities of the issuing entity, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the issuing entity, and no member or manager shall be obligated personally for any such debt, obligation or liability of the issuing entity solely by reason of being a member or a manager. Under Section 1315B of the LLLCL, no provision of an LLC's articles of organization or operating agreement limiting or eliminating liability may limit or eliminate the liability of a member or manager for the amount of a financial benefit received by a member or manager to which he is not entitled or for an intentional violation of criminal law. Article V of the issuing entity's Articles of Organization also provides that if the LLLCL is amended to authorize any further elimination or limitation of the personal liability of our member or any manager, the liability of such member or managers will be eliminated or limited to the fullest extent provided by the LLLCL, as amended. Article V further provides that any repeal or modification of Article V will not adversely affect any right or protection of any member or any manager with respect to any events occurring prior to the time of the repeal or modification.
Article X of the issuing entity's Limited Liability Company Operating Agreement, as amended to date, provides that, subject to the determination described below, to the fullest extent permitted by law, the issuing entity shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the issuing entity, by reason of the fact that such person is or was a manager, member, officer, controlling person, employee, legal representative or agent of the issuing entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the issuing entity, and, with respect to a criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful; but such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person's fraud, gross negligence or willful misconduct.

Article X of the issuing entity's Limited Liability Company Operating Agreement, as amended to date, provides that, subject to the determination described below, to the fullest extent permitted by law, the issuing entity shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the issuing entity to procure a judgment in its favor by reason of the fact that such person is or was a member, manager, officer, controlling person, employee, legal representative or agent of the issuing entity, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by such person in connection with the defense or settlement of the actions or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the issuing entity; but such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person's fraud, gross negligence or willful misconduct. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the issuing entity or for amounts paid in settlement to the issuing entity, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
Article X of the issuing entity's Limited Liability Company Operating Agreement, as amended to date, provides that the issuing entity shall indemnify any person who is or was a manager, member, officer, controlling person, employee, legal representative or agent of the issuing entity, against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, to the extent that such person has been successful on the merits.
Article X of the issuing entity's Limited Liability Company Operating Agreement, as amended to date, provides that any indemnification, as well as the advance payment of expenses described below, unless ordered by a court or advanced, must be made by the issuing entity only as authorized in the specific case upon a determination that indemnification of the manager, member, officer, controlling person, employee, legal representative or agent is proper in the circumstances. The determination must be made:
•	by the member if the member was not a party to the act, suit or proceeding; or
•	if the member was a party to the act, suit or proceeding, then by independent legal counsel in a written opinion.
Article X of the issuing entity's Limited Liability Company Operating Agreement, as amended to date, provides that the expenses of each person who is or was a manager, member, officer, controlling person, employee, legal representative or agent, incurred in defending a civil or criminal action, suit or proceeding may be paid by the issuing entity as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the issuing entity. This shall not affect any rights to advancement of expenses to which personnel other than the member or the managers (other than the Independent Managers, as defined in the Operating Agreement) may be entitled under any contract or otherwise by law.
The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the issuing entity's Limited Liability Company Operating Agreement, as amended to date:
•
does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any agreement, decision of the member or otherwise, for either an action of any person who is or was a manager, member, officer, controlling person, employee, legal representative or agent, in the official capacity of such person or an action in another capacity while holding such position, except that indemnification and advancement, unless ordered by a court pursuant to Section 10.05 of the Operating Agreement, may not be made to or on behalf of such person if a final adjudication established that its acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action; and

•
continues for a person who has ceased to be a member, manager, officer, employee, legal representative or agent and inures to the benefit of the successors, heirs, executors and administrators of such a person.

CLECO POWER LLC
Article III of Cleco Power's Second Amended and Restated Articles of Organization and Article IV of its Second Amended and Restated Operating Agreement provide that the management of Cleco Power is vested in its managers.
Section 1315A of the LLLCL provides that, subject to specified limitations, the articles of organization or a written operating agreement of a limited liability company (“LLC”) may eliminate or limit the personal liability of a member or members, if management is reserved to the members, or a manager or managers, if management is vested in one or more managers, for monetary damages for breach of any duty provided for in Section 1314 of the LLLCL. Section 1314 of the LLLCL provides that a member, if management is reserved to the members, or a manager, if management is vested in one or more managers, shall be deemed to stand in a fiduciary relationship to the LLC and its members and shall discharge his duties in good faith, with the diligence, care, judgment and skill that an ordinary prudent person in a like position would exercise under similar circumstances. Section 1314 also provides that such a member or manager:
•	is protected in discharging his duties in relying in good faith upon specified records, opinions and other information, unless he has knowledge that makes such reliance unwarranted;
•	will not be liable for any action taken on behalf of the LLC if he performed the duties of his office in compliance with Section 1314;
•
will not be personally liable to the LLC or its members for monetary damages unless he engaged in grossly negligent conduct or conduct that demonstrates a greater disregard of the duty of care than gross negligence;

•
in making business judgments, fulfills his duty by making such judgments in good faith, if he does not have a conflict of interest with respect to the business judgment, is informed with respect to the subject of the business judgment to the extent the member or manager reasonably believes to be appropriate under the circumstances and rationally believes that the judgment is in the best interests of the LLC and its members; and

•
Section 1314 further provides that a person alleging a breach of the duty owed by a member or manager to an LLC has the burden of proving the alleged breach of duty, including the inapplicability of specified provisions of Section 1314 as to the fulfillment of the duty, and, in a damage action, the burden of proving that the breach was the legal cause of damage suffered by the LLC.

Article V of Cleco Power’s Operating Agreement provides that neither the sole member nor any manager (except with regard to such persons in their capacity as an officer of Cleco Power, and excluding any independent or special independent managers) shall have any fiduciary duty to Cleco Power or any other person, including any creditor of Cleco Power, except as otherwise required by law, and Cleco Power and the sole member of Cleco Power agree to waive, to the fullest extent permitted by law, any claim or cause of action against any such manager that could be asserted for breach of fiduciary duty or duty of loyalty, which shall replace, to the fullest extent permitted by law, such other duties and liabilities of such persons. However, with regard to any independent or special independent manager of Cleco Power (and the CEO when acting as a manager), such persons, in the performance of his or her duties as such, shall owe to Cleco Power and its sole member the same fiduciary duties as would be owed by the directors of a Louisiana corporation to the corporation and its stockholders under the laws of the state of Louisiana. Section 1315A of the LLLCL allows the articles of organization or a written operating agreement of an LLC to provide for the indemnification of a member or members, or a manager or managers, for judgments, settlements, penalties, fines or expenses incurred because he is or was a member or manager. Section 1315B provides that the indemnification provisions of Section 1315A may not limit or eliminate the liability of a member or manager for the amount of a financial benefit received by a member or manager to which he is not entitled or for an intentional violation of criminal law.
Article V of Cleco Power’s Operating Agreement also provides that any manager, including their respective affiliates and representatives (other than any person who is a full time officer or employee of Cleco Power or any of its subsidiaries, and excluding any independent or special independent managers), may engage in or possess an interest in any other business venture of any nature or description, including any business venture that is the same or similar to that of Cleco Power, and such persons shall have no duty to refrain from engaging in businesses or activities separate from Cleco Power or any of its subsidiaries that are the same or similar to, or compete directly or indirectly with, those of Cleco Power or its subsidiaries. Furthermore, no such person shall have any obligation to present any business opportunity to Cleco Power or its subsidiaries, even if the opportunity is one that Cleco Power or any of its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to Cleco Power or any of its subsidiaries for breach of any fiduciary or other duty by reason of any of the foregoing.
Section 5.03 of Cleco Power’s Operating Agreement provides that Cleco Power shall, to the fullest extent permitted by law, indemnify, defend, and hold harmless the sole member, each of the managers and each officer from any liability, loss, or damage incurred by such person by reason of any act performed or omitted to be performed by such person in connection with the business of Cleco Power (including by reason of the fact that such person is or was serving or has agreed to serve at the request of Cleco Power as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise) and from liabilities or obligations of Cleco Power or the sole member imposed on such person by virtue of any such person’s status as an person who has been indemnified by Cleco Power. However, if the liability, loss, damage or claim arises out of any action or inaction of such indemnified person, Cleco Power shall indemnify such person only if, with respect to any person other than an officer, independent or special independent manager, such action or inaction did not constitute fraud or a willful breach of such person’s obligations under the Operating Agreement or if, with respect to any officer, independent or special independent manager, such person, at the time of such action or inaction, reasonably determined that his or her course of conduct was in, or not opposed to, the best interests of Cleco Power and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.
Section 5.03 of Cleco Power's Operating Agreement further provides that:
•	Cleco Power will advance the full amount of expenses (including reasonable attorneys’ fees) incurred by any person claiming such indemnity as described above;
•
Cleco Power may, but will not be obligated to, indemnify and advance expenses to any employee or agent of Cleco Power to the same extent and under the same conditions under which it may indemnify and advance expenses to officers as described above;

•
Cleco Power is the indemnitor of first resort and shall be required to advance the full amount of expenses incurred by any such person seeking such indemnification who has rights to indemnification, advancement of expenses and/or insurance provided by a member of Cleco Partners GP LLC or an affiliate thereto;

•	the right to indemnification conferred shall not be exclusive of any other right which the sole member or other person indemnified thereunder may have or thereafter acquire;
•
Cleco Power shall purchase and maintain insurance, or cause its subsidiaries to purchase and maintain insurance at its or their expenses, to protect itself and any person who is or was serving as a manager, officer or agent of Cleco Power or is or was serving at the request of Cleco Power as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss thereunder;

•
any indemnity by Cleco Power shall be provided out of and to the extent of Cleco Power’s assets only, without any ability of Cleco Power to call additional capital for such purpose, and the sole member shall have no personal liability on account thereof nor be required to make additional capital contributions to help satisfy such indemnity, unless such member otherwise agrees in writing or is found by a court of competent jurisdiction in a final decision to have personal liability on account thereof;

•
the section does not affect, limit or modify the sole member’s liabilities or obligations under the Operating Agreement or any manager’s, officer’s or employee’s liabilities or obligations under any employment, consulting, confidentiality, non-compete, non-solicit, or similar agreement with Cleco Power or any of its subsidiaries;

•
these indemnification provisions shall apply to the resulting company in any consolidation or merger, as well as any constituent company absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its own persons to the extent provided in Section 5.03 of the Operating Agreement; and

•
if any portion of these provisions shall be invalidated on any ground by any court of competent jurisdiction, then Cleco Power shall nevertheless indemnify and hold harmless the sole member, each manager and officer, and any other indemnified person as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by these provisions of Cleco Power’s Operating Agreement that shall not have been invalidated and to the fullest extent permitted by applicable law.

Item 14.	Exhibits
List of Exhibits
EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement*

3.1	Articles of Organization of Cleco Securitization I LLC**

3.2	Form of Amended and Restated Articles of Organization of Cleco Securitization I LLC**

3.3	Limited Liability Company Operating Agreement of Cleco Securitization I LLC**

3.4	Form of Amended and Restated Limited Liability Company Operating Agreement of Cleco Securitization I LLC**

4.1	Form of Indenture between Cleco Securitization I LLC and the Trustee (including the forms of the storm recovery bonds and form of Series Supplement)

5.1	Opinion of Phelps Dunbar, L.L.P. with respect to legality**

8.1	Opinion of Phelps Dunbar, L.L.P. with respect to federal tax matters**

10.1	Form of Servicing Agreement between Cleco Securitization I LLC and Cleco Power LLC, as Servicer

10.2	Form of Purchase and Sale Agreement between Cleco Securitization I LLC and Cleco Power LLC, as Seller**

10.3	Form of Administration Agreement between Cleco Securitization I LLC and Cleco Power LLC, as Administrator**

10.4
Services and Indemnity Agreement by and among Kevin P. Burns, the independent manager of the Cleco Securitization I LLC, Global Securitization Services, LLC, Cleco Power LLC and Cleco Securitization I LLC (the “Services and Indemnity Agreement”)**

10.5	Amendment No. 1 to the Services and Indemnity Agreement**

23.1	Consent of Phelps Dunbar, L.L.P. (included as part of its opinions filed as Exhibit 5.1 and 8.1)**

24.1	Power of Attorney of Cleco Securitization I LLC (included on signature page to this Registration Statement)**

24.2	Power of Attorney of Cleco Power LLC (included on signature page to this Registration Statement)**

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon Trust Company National Association**

99.1	Financing Order**

99.2	Form of Opinion of Phelps Dunbar, L.L.P. with respect to U.S. constitutional matters and Louisiana constitutional matters

99.3	Consent of Manager Nominee

107	Filing Fee Table**
*	To be filed by an exhibit to a Current Report on Form 8-K pursuant to Item 601 of Regulation S-K.
**	Previously filed.
Pursuant to Item 601(a)(1)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.
Item 15.	Undertakings
The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrants hereby undertake that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pineville, State of Louisiana, on the 2nd day of June, 2022.
CLECO POWER LLC

/s/ William G. Fontenot
William G. Fontenot
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

(i) Principal Executive Officer:

/s/ William G. Fontenot	Chief Executive Officer	June 2, 2022
William G. Fontenot

(ii) Principal Financial Officer:

/s/ Kristin L. Guillory	Chief Financial Officer	June 2, 2022
Kristin L. Guillory

(iii) Principal Accounting Officer:

/s/ F. Tonita Laprarie	Controller & Chief Accounting Officer	June 2, 2022
F. Tonita Laprarie

(iv) Managers:

*	Manager	June 2, 2022
Andrew Chapman

/s/ William G. Fontenot	Manager	June 2, 2022
William G. Fontenot

*	Manager	June 2, 2022
Paraskevas Fronimos

*	Manager	June 2, 2022
Richard Gallot, Jr.

*	Manager	June 2, 2022
Gerald Hanrahan

*	Manager	June 2, 2022
David Randall Gilchrist

Signature	Title	Date

*	Manager	June 2, 2022
Christopher Leslie

*	Manager	June 2, 2022
Jon Perry

*	Manager	June 2, 2022
Aaron Rubin

*	Manager	June 2, 2022
Peggy Scott

*	Manager	June 2, 2022
Domingo Solis-Hernández

*	Manager	June 2, 2022
Melissa Stark

*	Manager	June 2, 2022
Steven Turner

*	Manager	June 2, 2022
Bruce Wainer
By:	/s/ William G. Fontenot
William G. Fontenot Attorney-in-fact

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pineville, State of Louisiana, on the 2nd day of June, 2022.
CLECO SECURITIZATION I LLC

By:	/s/ William G. Fontenot
	Name:	William G. Fontenot
	Title:	Manager
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacity and on the date indicated.
Signature	Title	Date
Managers:

/s/ William G. Fontenot	Manager	June 2, 2022
William G. Fontenot

*	Manager	June 2, 2022
F. Tonita Laprarie

*	Manager	June 2, 2022
Samantha McKee

*	Manager	June 2, 2022
Stacy Stubbs
By:	/s/ William G. Fontenot
William G. Fontenot Attorney-in-fact